Höganäs

Date/Datum: 8 May 2006

Our ref./Unser Zeichen: /bh

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

06013447

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

RECEIVED
2006 MAY 17 A 10: 3
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

PROCESSED
MAY 18 2006
THOMSON
FINANCIAL

Yours sincerely,
HÖGANÄS AB (publ)

Birgit Holst

Encl. Press release New President of North American Höganäs, Inc.

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00

Telefax +46 42 33 83 60

Telex 72368 HBADMS

Executive Group +46 42 33 80 80

File No. 82-3754

PRESSRELEASE

New President of North American Höganäs, Inc.

As of 1 June 2006 Mr Avinash Gore will take up the position as President of Höganäs' North American operations. Mr Gore has worked for Höganäs since 2002 as Managing Director of Höganäs India Ltd. He joined Höganäs after a career in Alfa Laval where he held several international management positions.

Mr Sten-Åke Kvist will leave his present position as President of North American Höganäs, Inc. and work with special assignments to develop and grow Höganäs global business. He will continue as Senior Vice President of Höganäs AB.

Höganäs, Sweden, 5 May 2006